EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” on Amendment No. 1 to Form S-3 and related Prospectus of Xenonics Holdings, Inc. for the registration of 2,487,500 shares of its common stock and to the incorporation by reference therein of our report dated November 16, 2006 except for Note 14 — Restatement, as to which the date is June 14, 2007, with respect to our audits of the consolidated financial statements of Xenonics Holdings, Inc. as of September 30, 2006 and for the years ended September 30, 2006 and 2005, which included explanatory paragraphs relating to i) the restatement discussed in Note 14 to the financial statements and ii) the ability of the Company to continue as a going concern, that is included in its Annual Report on Form 10-KSB as amended, for the year ended September 30, 2006 and filed with the Securities and Exchange Commission.

EISNER LLP
New York, New York
July 16, 2007